

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Varandeep Grewal
Chief Executive Officer
Source Agriculture Corp.
3064 Silver Sage Drive, Suite 150
Carson City, NV 89701

> **Re: Source Agriculture Corp.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Response dated May 15, 2024**
> **File No. 024-12411**

Dear Varandeep Grewal:

We have reviewed your response and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Response dated May 15, 2024

General

1.   We note your response to prior comment 1. Please include a risk factor disclosing the potential legal risks, including risk of rescission, if the company is potentially effecting the offering through an unregistered broker-dealer.

Varandeep Grewal
Source Agriculture Corp.
May 23, 2024
Page 2

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Geoghegan